November 2017

Pricing Sheet dated November 21, 2017 relating to

Preliminary Terms No. 19 dated November 17, 2017

Registration Statement No. 333-221595; 333-221595-01

Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Structured Investments

Opportunities in U.S. Equities

Auto-Callable Trigger PLUS Based on the Value of the VanEck Vectors Gold Miners ETF due May 24, 2019

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

PRICING TERMS – NOVEMBER 21, 2017
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Maturity date:	May 24, 2019
Underlying shares:	Shares of the VanEck Vectors Gold Miners ETF (the “Fund”)
Aggregate principal amount:	$4,500,000
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and issue price” below)
Pricing date:	November 21, 2017
Original issue date:	November 27, 2017 (3 business days after the pricing date)
Early redemption:

If, on the call observation date, the share closing price of the underlying shares is greater than or equal to the call threshold level, the securities will be automatically redeemed for the early redemption payment on the third business day following such call observation date. No further payments will be made on the securities once they have been redeemed.

If the securities are redeemed prior to maturity, you will receive only the fixed early redemption payment, regardless of the actual appreciation of the underlying shares, and you will not benefit from the leverage feature that applies to the payment at maturity if the final share price is greater than the initial share price. Moreover, the early redemption payment may be significantly less than the payment at maturity you would receive for the same level of appreciation of the underlying shares had the securities not been automatically redeemed and instead remained outstanding until maturity.

Payment at maturity:

If the securities are not redeemed prior to maturity, investors will receive a payment at maturity determined as follows:

If the final share price is greater than the initial share price: $10 + leveraged upside payment

In no event will the payment at maturity exceed the maximum payment at maturity.

If the final share price is less than or equal to the initial share price but is greater than or equal to the trigger level: $10

If the final share price is less than the trigger level: $10 × share performance factor

Under these circumstances, the payment at maturity will be less than the stated principal amount of $10 and will represent a loss of more than 20%, and possibly all, of your investment.

Maximum payment at maturity:	$12 per security. (120% of the stated principal amount)
CUSIP / ISIN:	61768K430 / US61768K4307
Terms continued on the following page
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.65 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per security	$10	$0.20(1)
		$0.05(2)	$9.75
Total	$4,500,000	$112,500	$4,387,500

(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.20 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for PLUS.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each security.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Preliminary Terms No. 19 dated November 17, 2017

Product Supplement for PLUS dated November 16, 2017      Index Supplement dated November 16, 2017

Prospectus dated November 16, 2017

MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Morgan Stanley Finance LLC

Auto-Callable Trigger PLUS Based on the Value of the VanEck Vectors Gold Miners ETF due May 24, 2019

Principal at Risk Securities

Terms continued from previous page:
Call threshold level:	$22.72, which is equal to 100% of the initial share price
Early redemption payment:	$10.80 per security (108% of the stated principal amount)
Call observation date:	May 21, 2018, subject to postponement for non-trading days and certain market disruption events
Valuation date:	May 21, 2019, subject to postponement for non-trading days and certain market disruption events
Leveraged upside payment:	$10 × leverage factor × share percent increase
Leverage factor:	150%. The leverage factor will be applicable, subject to the maximum payment at maturity, only if the securities are not redeemed prior to maturity and the final share price is greater than or equal to the initial share price.
Share percent increase:	(final share price – initial share price) / initial share price
Share performance factor:	final share price / initial share price
Adjustment factor	1.0, subject to adjustment in the event of certain events affecting the underlying shares
Initial share price:	$22.72, which is the closing price of one underlying share on the pricing date
Final share price:	The share closing price on the valuation date
Share closing price:	On any trading day, the closing price of one underlying share times the adjustment factor on such day
Trigger level:	$18.176, which is 80% of the initial share price

November 2017	Page 2